UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
FORM 12b-25	0-26402

NOTIFICATION OF LATE FILING	CUSIP NUMBER
025636-20-0

(Check one):   ☐ Form 10-K   ☐ Form 20F   ☐ Form 11-K   ☒ Form 10-Q   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: December 31, 2012
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:_______________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

The American Energy Group, Ltd.

Full Name of Registrant

N/A

Former Name if Applicable

1 Gorham Island, Suite 313

Address of Principal Executive Office (Street and Number)

Westport, CT  06880

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K , Form 20F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant’s Form 10-Q for the period ended December 31, 2012, could not be filed within the prescribed time period due to delays in obtaining operations and production updates from Hycarbex-American Energy, Inc., the operator of the Pakistan-based Yasin Block 2768-7 petroleum concession in which the registrant holds an 18% production interest, the registrant’s major asset. Due to pending litigation with Hycarbex-American Energy, Inc. and the likelihood of the lack of continued cooperation, the information is being sought from a third party source. The operations and production information are critical to the completion of Management’s Discussion and Analysis within the Form 10-Q. The delays could not be eliminated by the registrant without unreasonable effort or expense.  The registrant expects to file the Form 10-Q on or before the extended deadline of February 19, 2013.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Pierce Onthank	(203)	222-7315
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 31 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s). Yes ☒  No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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The American Energy Group, Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date February 14, 2013	By:	/s/ Pierce Onthank
Pierce Onthank, CEO and President

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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